Exhibit 99.12(c)

Notification of Sources of Distribution
Pursuant to Section 19(a) of the Investment Company Act of 1940

Cohen & Steers MLP Income and Energy Opportunity Fund, Inc. (MIE)

Cohen & Steers MLP Income and Energy Opportunity Fund, Inc. (NYSE: MIE) (the “Fund”), acting in accordance with an exemptive order received from the Securities and Exchange Commission and with approval of its Board of Directors, adopted a managed distribution policy under which the Fund intends to include long-term capital gains, where applicable, as part of the regular quarterly cash distributions to its shareholders.  This policy will give the Fund greater flexibility to realize long-term capital gains and to distribute those gains on a regular quarterly basis.

The Board of Directors of the Fund declared a quarterly distribution per share for its second quarter 2015.  Please review the following information and important disclosures set forth below.

Amount of Distribution	Ex-Dividend Date	Record Date	Payable Date
$0.3300	March 18, 2015	March 20, 2015	March 31, 2015

The following table sets forth the estimated amounts of the current distribution and the cumulative distributions paid this fiscal year to date from the sources indicated in the table.  All amounts are expressed per common share.

	March 2015		FISCAL YEAR-TO-DATE (YTD) March 31, 2015*
DISTRIBUTION ESTIMATES Source	Per Share Amount	% of Current Distribution	Per Share Amount	% of 2015 Distributions
Net Investment Income	$0.0000	0.00%	$0.0000	0.00%
Net Realized Short-Term Capital Gains	$0.0000	0.00%	$0.0000	0.00%
Net Realized Long-Term Capital Gains	$0.2557	77.47%	$0.2557	38.74%
Return of Capital (or other Capital Source)	$0.0743	22.53%	$0.4043	61.26%
Total Current Distribution	$0.3300	100.00%	$0.6600	100.00%

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s managed distribution policy.  The Fund estimates that it has distributed more than its income and capital gains; therefore, a portion of your distribution may be return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’.  The amounts and sources of distributions reported in this Notice are only estimates, are likely to change over time, and are not being provided for tax reporting purposes.  The actual amounts and sources of the amounts for accounting and tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.  The amounts and sources of distributions year-to-date may be subject to additional adjustments.

*THE FUND WILL SEND YOU A FORM 1099-DIV FOR THE CALENDAR YEAR THAT WILL TELL YOU HOW TO REPORT DISTRIBUTIONS PAID IN 2015 FOR FEDERAL INCOME TAX PURPOSES.

The Fund’s Year-to-date Cumulative Total Return for fiscal year 2015 (December 1, 2014 through February 28, 2015) is set forth below. Shareholders should take note of the relationship between the Fiscal Year-to-date Cumulative Total Return with the Fund’s Cumulative Distribution Rate for fiscal year 2015. Moreover, the Fund’s Average Annual Total Return for the since-inception period beginning on the Fund’s March 26, 2013 inception and ending February 28, 2015 is set forth below. Shareholders should also note the relationship between the Average Annual Total Return with the Fund’s Current Annualized Distribution Rate for fiscal year 2015. In addition, the performance and distribution rate information disclosed in the table below is based on the Fund’s net asset value per share (NAV). The Fund’s NAV is calculated as the total market value of all the securities and other assets held by the Fund minus the total liabilities, divided by the total number of shares outstanding. While NAV performance may be indicative of the Fund’s investment performance, it does not measure the value of a shareholder’s individual investment in the Fund. The value of a shareholder’s investment in the Fund is determined by the Fund’s market price, which is based on the supply and demand for the Fund’s shares in the open market.

Fund Performance and Distribution Rate Information:

Fiscal Year-to-date December 1, 2014 to February 28, 2015
Fiscal Year-to-date Cumulative Total Return(1)	-3.94%
Cumulative Distribution Rate(2)	1.55%

Since-inception period ending February 28, 2015
Average Annual Total Return(3)	12.19%
Current Annualized Distribution Rate(4)	6.21%

(1)         Fiscal Year-to-date Cumulative Total Return is the percentage change in the Fund’s NAV over the fiscal year-to-date time period including distributions paid and assuming reinvestment of those distributions.

(2)         Cumulative Distribution Rate for the Fund’s current fiscal period (December 1, 2014 through February 28, 2015) measured on the dollar value of distributions in the fiscal year-to-date period as a percentage of the Fund’s NAV as of February 28, 2015.

(3)         Average Annual Total Return represents the compound average of the Annual NAV Total Returns of the Fund for the since-inception period beginning on the Fund’s March 26, 2013 inception and ending February 28, 2015. Annual NAV Total Return is the percentage change in the Fund’s NAV over a year including distributions paid and assuming reinvestment of those distributions.

(4)         The Current Annualized Distribution Rate is the current fiscal period’s distribution rate annualized as a percentage of the Fund’s NAV as of February 28, 2015.

The source of all distributions paid by the Fund, including net investment income is subject to change.  This is because the Fund invests primarily in Master Limited Partnerships (MLPs) and similar companies.  Distributions from Master Limited Partnerships (MLPs) are estimated as income and return of capital based on information reported by the MLPs and management’s estimates of such amounts based on historical information. These estimates are adjusted when the actual source of distributions is disclosed by the MLPs and actual amounts may differ from the estimated amounts

This Fund has a managed distribution policy that seeks to deliver the Fund’s long term total return potential through regular quarterly distributions declared at a fixed rate per share.  Distributions may be paid in part or in full from net investment income, realized capital gains and by returning capital, or a combination thereof.  Shareholders should note, however, that if the Fund’s aggregate net investment income and net realized capital gains are less than the amount of the distribution level, the difference will be distributed from the Fund’s assets and will constitute a return of the shareholder’s capital.  A return of capital is not taxable; rather it reduces a shareholder’s tax basis in his or her shares of the Fund.  The Board of Directors of the Fund may amend, terminate or suspend the managed distribution policy at any time, which could have an adverse effect on the market price of the Fund’s shares.

Shareholders should not use the information provided in preparing their tax returns. Shareholders will receive a Form 1099-DIV for the calendar year indicating how to report fund distributions for federal income tax purposes.